UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cowen Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01

(Title of Class of Securities)

223622 101
(CUSIP Number)

David K. Boston, Esq.
Laura L. Delanoy, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 223622 101

1	Name of Reporting Person RCG Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 7,527,185
,
	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,527,185

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,527,185

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person OO

`

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person C4S & CO., L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 7,527,185

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,527,185

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,527,185

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person PETER A. COHEN

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 449,507

	8	Shared Voting Power 7,527,185

	9	Sole Dispositive Power 449,507

	10	Shared Dispositive Power 7,527,185

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,976,692*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.9%

14	Type of Reporting Person IN

* - See Item 5.

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person JEFFREY M. SOLOMON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 784,963

	8	Shared Voting Power 7,527,185

	9	Sole Dispositive Power 784,963

	10	Shared Dispositive Power 7,527,185

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,312,148*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.2%

14	Type of Reporting Person IN

* - See Item 5.

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person THOMAS W. STRAUSS

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 353,839

	8	Shared Voting Power 7,527,185

	9	Sole Dispositive Power 353,839

	10	Shared Dispositive Power 7,527,185

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,881,024*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.8%

14	Type of Reporting Person IN

* - See Item 5.

SCHEDULE 13D

This Amendment No. 5 to Schedule 13D, dated June 13, 2013 (“Amendment No. 5”), amends the Schedule 13D originally filed on November 12, 2009 (the “Original 13D”), as amended, by RCG Holdings LLC, a Delaware limited liability company (“RCG”), C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), which serves as managing member of RCG, Peter A. Cohen, who serves as one of the managing members of C4S, Jeffrey M. Solomon, who serves as one of the managing members of C4S, and Thomas W. Strauss, who serves as one of the managing members of C4S. This Amendment No. 5 relates to the Class A common stock, par value $0.01 per share (the “Shares”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.

Item 5.        Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 116,058,284 Shares outstanding as of May 6, 2013, which figure is based on the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2013.

A. RCG
(a) RCG is the beneficial owner for purposes of Rule 13d-3 of 7,527,185 Shares, which it owns directly.
Percentage: Approximately 6.5%.
(b) 1. Sole power to vote or direct vote: 7,527,185
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,527,185
4. Shared power to dispose or direct the disposition: 0
(c) The transactions in the Shares by RCG in the past 60 days are as follows:
• On June 11, 2013, RCG distributed 8,518,685 Shares to BA Alpine Holdings, Inc., a non-affiliate member of RCG and a subsidiary of UniCredit S.p.A.
B. C4S
(a) C4S, as the managing member of RCG, may be deemed the beneficial owner for purposes of Rule 13d-3 of the 7,527,185 Shares owned by RCG.
Percentage: Approximately 6.5%.
(b) 1. Sole power to vote or direct vote: 7,527,185
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,527,185
4. Shared power to dispose or direct the disposition: 0
(c) C4S has not entered into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of RCG are as follows:
• On June 11, 2013, RCG distributed 8,518,685 Shares to BA Alpine Holdings, Inc., a non-affiliate member of RCG and a subsidiary of UniCredit S.p.A.

C. Mr. Cohen

(a) Mr. Cohen is the beneficial owner for purposes of Rule 13d-3 of an aggregate of 3,039,220 Shares, consisting of (x) 449,507 Shares, which he holds directly, and (y) 2,589,713 Shares that are held by RCG and allocated to Mr. Cohen in connection with his ownership interest in RCG.  Mr. Cohen, as a managing member of C4S, may also be deemed the beneficial owner for purposes of Rule 13d-3 of the 4,937,472 Shares owned by RCG and allocated to others.

Percentage: Approximately 6.9%.
(b) 1. Sole power to vote or direct vote: 449,507
2. Shared power to vote or direct vote: 7,527,185
3. Sole power to dispose or direct the disposition: 449,507
4. Shared power to dispose or direct the disposition: 7,527,185
(c) Mr. Cohen has not entered into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of RCG are as follows:
• On June 11, 2013, RCG distributed 8,518,685 Shares to BA Alpine Holdings, Inc., a non-affiliate member of RCG and a subsidiary of UniCredit S.p.A.
C. Mr. Solomon

(a)  Mr. Solomon is the beneficial owner for purposes of Rule 13d-3 of 784,963 Shares, which he holds directly.  Mr. Solomon, as a managing member of C4S, may also be deemed the beneficial owner for purposes of Rule 13d-3 of the 7,527,185 Shares owned by RCG.

Percentage: Approximately 7.2%.
(b) 1. Sole power to vote or direct vote: 784,963
2. Shared power to vote or direct vote: 7,527,185
3. Sole power to dispose or direct the disposition: 784,963
4. Shared power to dispose or direct the disposition: 7,527,185
(c) Mr. Solomon has not entered into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of RCG are as follows:
• On June 11, 2013, RCG distributed 8,518,685 Shares to BA Alpine Holdings, Inc., a non-affiliate member of RCG and a subsidiary of UniCredit S.p.A.

C. Mr. Strauss

(a) Mr. Strauss is the beneficial owner for purposes of Rule 13d-3 of an aggregate of 2,980,082 Shares, consisting of (x) 353,839 Shares, which he holds directly, (y) 1,563,848 Shares that are held by RCG and allocated to Mr. Strauss in connection with his ownership interest in RCG, and (z) 1,062,395 Shares that are held by RCG and allocated to an entity controlled by Mr. Strauss in connection with its ownership interest in RCG.  Mr. Strauss, as a managing member of C4S, may also be deemed the beneficial owner for purposes of Rule 13d-3 of the 4,900,942 Shares owned by RCG and allocated to others.

Percentage: Approximately 6.8%.
(b) 1. Sole power to vote or direct vote: 353,839
2. Shared power to vote or direct vote: 7,527,185
3. Sole power to dispose or direct the disposition: 353,839
4. Shared power to dispose or direct the disposition: 7,527,185
(c) Mr. Strauss has not entered into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of RCG are as follows:
• On June 11, 2013, RCG distributed 8,518,685 Shares to BA Alpine Holdings, Inc., a non-affiliate member of RCG and a subsidiary of UniCredit S.p.A.

(d) Certain members of RCG other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, certain Shares of Class A Common Stock that are held by RCG and that are allocated to them in connection with their ownership interest in RCG; however, these rights are limited by certain restrictions, as described in Item 6 below.

(e) Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On June 11, 2013, RCG distributed 8,518,685 Shares to BA Alpine Holdings, Inc., a non-affiliate member of RCG and a subsidiary of UniCredit S.p.A., to satisfy its withdrawal request with respect to its capital in RCG.

Following the distribution, RCG holds 7,527,185 Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2013

RCG HOLDINGS LLC

By:	C4S & Co., L.L.C.,
as managing member

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact for Jeffrey M. Solomon, as Managing Member*

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact for Jeffrey M. Solomon, as Managing Member*

JEFFREY M. SOLOMON

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

PETER A. COHEN

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

THOMAS W. STRAUSS

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

*
Power of Attorney given by Mr. Solomon, Mr. Cohen and Mr. Strauss was previously filed with the SEC on April 27, 2010, as an Exhibit to a Form 4 filed by Ramius LLC, the Issuer, and the Reporting Persons, as a group, with respect to Immersion Corporation.